Contact

www.linkedin.com/in/tyler-blair-7a99194b (LinkedIn)

Top Skills

Leadership Development
Organizational Development
Workshop Facilitation

Certifications

Certification in Organizational Studies
Certification in E-Learning Instructional Design

Honors-Awards

Benjamin Kaplan Copyright Award
Dean's List (2014, 2015, 2016)
Academic Leadership Scholarship
Honorable Mention Brief Award
General Secretary's Leadership Award

Publications

Fraternity & Sorority Blogging to Learn Leadership
Creating a Community of Leaders Among First Year Men (Senior Thesis)
Ready or Not...The World is Changing. Are we Ready?
Bridging the Gap: An Analysis of an Intervention to Address Gender Development Among Students

Tyler Blair

Building tools that help creatives run their biz @Coworkly
New York, New York, United States

Experience

Coworkly

Coworkly
May 2023 - Present (4 months)
New York, United States

Building a whole new support system for freelance creatives, designed to help put your freelance flow, bookings, and payments on auto-pilot.

Shake Shack

Real Estate Counsel
October 2021 - May 2023 (1 year 8 months)

Ropes & Gray LLP

Associate
October 2016 - October 2021 (5 years 1 month)
Boston, Massachusetts

Anderson & Kreiger

Associate
February 2018 - January 2019 (1 year)
Greater Boston Area

Ropes & Gray LLP

Summer Associate
May 2015 - July 2015 (3 months)

Suffolk University Law School (Professor Joseph A. Franco)

Legal Research Assistant
June 2014 - July 2015 (1 year 2 months)

Support the research and writing of article on the Securities and Exchange Commission’s regulation of mutual fund disclosure.

Massachusetts State Senate (Office of Senate Counsel)

Legal Intern
May 2014 - July 2014 (3 months)

Beta Theta Pi
Director of Leadership Development
June 2011 - April 2013 (1 year 11 months)
Oxford, Ohio

The Ohio State University
Coordinator of Leadership Programs
August 2009 - June 2011 (1 year 11 months)

The University of Kansas (Student Involvement and Leadership Center)
Graduate Assistant
August 2007 - May 2009 (1 year 10 months)

NASPA - Student Affairs Administrators in Higher Education
Intern
May 2008 - August 2008 (4 months)

U.S. Senate, Senator Richard G. Lugar and the Foreign Relations Committee
Intern
May 2006 - August 2006 (4 months)

Education

Suffolk University Law School
Doctor of Law (J.D.), Law · (2013 - 2016)

The University of Kansas
Master of Science (M.S.), Higher Education/Higher Education Administration · (2007 - 2009)

Denison University
Bachelor of Arts (B.A.), Sociology and Anthropology · (2003 - 2007)